

Mail Stop 4720

November 17, 2016

Mr. Yu Han
Chief Executive Officer
Dragon Victory International Limited
Suite B1-901, No. 198, Qidi Road
Xiaoshan District, Hangzhou, PRC

> **Re:** **Dragon Victory International Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted November 4, 2016**
> **CIK No. 0001682241**

Dear Mr. Han:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2016 letter.

Overview

1.   Please refer to comment 2. Considering your revised disclosure that the number of registered users is a key factor that may have a material effect on your revenues, please revise to disclose the number of registered users at each quarter end and discuss the underlying causes of any significant fluctuations.

Liquidity and Capital Resources, page 38

2.   We note the revised disclosure in response to comment 13. It remains unclear, however, what types of activities gave rise to the various receivables or how the investment opportunities presented themselves. For each affiliated entity in which you have made an

investment as described in this section, please provide a description of the nature of such entity's business operations. Please also explain your strategic objectives in making these investments. Finally, please describe how you became aware of such investment opportunities. For example, if any of these entities began as projects on your platform, please so indicate.

3.   Your disclosure in Note 6 to the financial statements indicates that investments into Hanzhou ChuShi Network Technology Ltd. and Jiaxing YiTou ShangMa Investments Limited originated in December 2014, at a time when the company had not generated any revenues. Please ensure that your revised disclosure also captures how the company was able to make the contributions to the capital of these other companies.

4.   Please clarify the nature of the transactions pursuant to which you sold your ownership interests to Mr. Chen Jun. For instance, we note that you sold the remaining 15% of your interest to Mr. Chen Jun for proceeds off $253,253, but also describe an outstanding receivable from Mr. Chen Jun. Please clarify whether the $253,253 has been repaid and, if it has not, provide the information required by Item 4.a of Form F-1 and Item 7.B.2 of Form 20-F.

5.   Please describe how Mr. Liao Xu facilitated the transfer of the funds for the sale of the equity interests between you and Mr. Chen Jun.

6.   We note that you have made a number of working capital advances to various entities in which Mr. Han Yu maintains an ownership interest. We also note that these advances do not bear interest. Please describe the benefit that you derive, if any, from making these advances in light of your risk factor disclosure that you need additional capital to fund your operations (refer to last risk factor on page 10).

7.   We note that the outstanding receivables described at the bottom of page 40 were paid off as of October 9, 2016. Please provide the amount of your other related parties' receivables as of a recent date.

Our History and Corporate Structure, page 48

8.   We note your revised disclosure in response to comment 16; however, you have not discussed the process by which you formed the VIE structure. In this regard, we note that you were incorporated on June 19, 2015 and your wholly-owned subsidiary Sweet Lollipop was incorporated on May 8, 2014. Please disclose the beneficial ownership interests and business activities, if any, of Sweet Lollipop prior to your incorporation.

9.   Your revised disclosure in response to comment 17 indicates that WFOE is "exclusively engaged" in the business of managing the operation of Long Yun. However, the first Whereas clause of the Exclusive Business Cooperation Agreement indicates that WFOE "is primarily engaged in technology development, technology service, technology consulting; [sic] computer software and hardware, computer network technology, game software; [sic] enterprise management and consulting service, human resource consulting service [and] intellectual property consulting service." Certain of these activities appear to fall outside the scope of "internet crowdfunding, and providing incubation management service and financing channel for small and micro businesses," which is the "Principal Business" of Long Yun as defined in the agreement. Please reconcile your disclosure in the prospectus with the terms of the Exclusive Business Cooperation Agreement, or tell us why there is no discrepancy. Please address our comment 17 in full by revising the graphical presentation on page 49 to incorporate information about the jurisdiction under which each entity is organized, as well as the year of organization.

Three levels of programs on our platform, page 52

10.   We note that in response to comment 22, you did not provide representative awards associated with projects at each level. Please address our prior comment 22 in full. In addition, please explain how the Fast Track program has become the main focus of your marketing and operation given that you have generated the least amount of fundraising through that program.

11.   Please refer to comment 23. Revise your filing to disclose the revenue recorded for each of the three levels of programs on your platform for fiscal year ended March 31, 2016. As there were no revenues from inception (October 9, 2014) to March 31, 2015 as noted on page 48, please revise your disclosure to provide a discussion of your revenue trends and how these trends may impact future financial results.

Services for Financing and Strategic Business Opportunities, page 55

12.   We note that you have assisted in raising approximately $387,000 of capital in your role as a finder, generating in turn approximately $298,647 in finder's fees as of FYE 3/31/2016. Please expand your disclosure to describe how you were able to negotiate these fees, which in size appear disproportionate to the amount of capital raised. Please also disclose whether they were calculated as a percentage of the funds raised and who is the party responsible for payment of the fees.

Regulations, page 61

Regulations on Crowdfunding Activities, page 62

13.   We note your disclosure regarding the Interim Measures. Please revise to clearly state what impact, if any, you anticipate that these measures will have on your business.

Taxation, page 96

People's Republic of China Enterprise Taxation, page 96

14.   We note that your response and revised disclosure in response to comment 45 did not address our comment. You continue to disclose at the end of page 97 that if investors in your ADSs "are eligible for the benefits of the tax treaty between the United States and PRC, [they] may elect to treat such gain as PRC source gain under such treaty…" As such, please address our prior comment 45 in full by expanding your disclosure to identify the treaty and to explain its eligibility requirements.

15.   We note your statement that your PRC counsel believes that it is more likely than not that you and your offshore subsidiaries would be treated as a "resident enterprise" for PRC tax purposes. We also note your statement that "it is possible but highly unlikely" that the income received by your overseas shareholders will be regarded as China-sourced income. Please revise your disclosure to remove this discrepancy or otherwise explain why these two statements are not contradictory.

United States Federal Income Taxation, page 98

Passive Foreign Investment Company, page 99

16.   We note that you deleted the first paragraph in this section stating that you do not expect to be a passive foreign investment company. Please re-insert the deleted language or explain why you do not believe it is appropriate to include in your disclosure.

Notes to Consolidated Financial Statements

Note 6 – Investments in Entities and Its Valuations, page F-17

17.   Please refer to comment 53. Please address the following:

- Disclose any ongoing contractual or other commitments as a result of the sales of HangZhou Chu Shi Network Technology Ltd. Co. (HangZhou Chu Shi);

- Tell us in detail and disclose why you believe the value of your equity investment increased so substantially given the losses recorded in fiscal year 2015 and the impairment losses recorded in fiscal year 2016; and
- Revise to explain in more detail the "conservative approach" to evaluating your remaining investment in HangZhou Chu Shi that resulted in the impairment recorded in fiscal year 2016.

Part II. Information Not Required in Prospectus

Item 7. Recent Sales of Unregistered Securities, page II-1

18.   We note that, in January 2016, all of the noted founders except Honesty Heart transferred an aggregate of 61,720,000 ordinary shares to Honesty Heart and 15,000,000 ordinary shares to Destiny Links for nominal consideration. Please expand your disclosure to explain the reasons why those founders would transfer the shares for nominal consideration. Please also disclose any relationships between the ultimate beneficial owners of the founding shareholders and the ultimate beneficial owners of Honesty Heart and Destiny Links, respectively.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Ying Li, Esq.
       Joan Wu, Esq.
       Hunter Taubman Fischer & Li LLC